David Freidenberg

600 Columbus Av, New York, NY, 10024

david.freidenberg@gmail.com

Summary

Experienced manager in the IT and Telecommunication industry. Skilled in sales, funding, negotiation and team management. Master of Business Administration (MBA).

Experience

CEO at YOPI Technologies Inc. - Wearable for fitness training

- September 2017 -
- Fundraising and Business Development.
- Developed and maintained connections with investors

CEO at POMM Inc. Mobile Security platform solution

- November 2014 – September 2017
- Team Management, including R&D team.
- Bi-weekly reports to Board members
- Identified key global conferences and conducted presentations.
- Crafted marketing and advertising strategy.

CEO at Chip PC- Thin client data security solution

- October 2011 - November 2014
- Managed 10 million$ in local and global sales annually.
- Supervision of global teams
- Strategized distributors and resellers approach
- In charge of production.

Chief Business Officer at Nidam Communication- System integrator and hardware trader

- May 2009 - October 2011
- Sales and Business Development
- Strategy and Partners management
- M&A

Director of Operations at HOT- Wire line, ISP and TV infrastructure service provider

- May 2006 - May 2009
- Manager of operations departments.
- Responsible for contracts value of $100mm annually of telecom technologies,
- Management of network infrastructure and broadband capacity and IT (i.e. solutions, HW and software).
- Member of the Hot Telecom Executive Management Committee